XECHEM INTERNATIONAL, INC.

                    Up to 598,146,600 Shares of Common Stock


     This Prospectus relates to the offer and sale of up to 598,146,600 shares of common stock, $.00001 par value (the "Shares"), of Xechem International, Inc. ("us," "we" or "our"), of which 598,021,600 shares are issuable upon the conversion of up to $692,500 in principal amount of Unsecured Subordinated Convertible Debentures (the "Debentures") which we have either already issued or will issue and up to 125,000 Shares which are issuable upon exercise of an option (the "Option") which we issued. The $692,500 principal amount of Debentures are part of an offering of up to $1,000,000 of Debentures; however, we are not registering Shares to be issued upon conversion of the remaining $307,500 in principal amount of Debentures which have already been purchased by residents of the State of New Jersey. As of the date of this Prospectus, we have issued $817,500 in principal amount of Debentures. We are still offering the remaining principal amount of Debentures. All of the Debentures are restricted as to transfer and there is no market for the Debentures. The Debentures which underlie the Shares being offered pursuant to this Prospectus either are presently held or will be held by persons who are not residents of the State of New Jersey. We will not issue any Shares pursuant to this Prospectus upon conversion of any Debentures to any person who is a resident of the State of New Jersey. In addition, any person who converts the Debentures into Shares will be prohibited from selling such Shares to any resident of the State of New Jersey. The present holders of Debentures, who are all residents of the State of New York are identified in the section entitled "Shareholders After Conversion."

     The Debentures provide that the holders of the Debentures can convert all outstanding principal and accrued but unpaid interest into Shares at a conversion price of $0.0025 per Share. The Debentures are not convertible until six months from the date of issuance of each Debenture. The Shares which we will issue upon exercise of the Option are exercisable at an exercise price of $0.01 per Share.

     Our common stock is included for quotation on the OTC Bulletin Board under the symbol ZKEM.OB On November 26, 2001, the last reported bid price for our common stock on the OTC Bulletin Board was $0.0070.

     Since the Debentures provide for conversion of the outstanding principal and interest of the Debentures into Shares, we will not receive any cash proceeds from the conversion of any of the Debentures. We will receive $1,250 upon exercise of the Option.

     We will pay all expenses of this offering (including the expense of preparing and duplicating this Prospectus and the Registration Statement of which it is a part).

     Please review the "Risk Factors" beginning on page 21 before you convert your Debentures or exercise your Option.

                        --------------------------------


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is November 27, 2001

                       DOCUMENTS INCORPORATED BY REFERENCE

     We are incorporating in this Prospectus by reference the following documents which we filed with the U.S. Securities and Exchange Commission:

     1.   Our Annual Report on Form 10-KSB for the year ended December 31, 2000.

     2. Our Quarterly Reports on Form 10-QSB for the quarters ended March 31, June 30, and September 30, 2001.

     3. Our proxy statement for our annual meeting of shareholders dated July 9, 2001.

     4. Our Registration Statement on Form 8-A filed on April 1, 1994, including all amendments thereto.

     5. All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Prospectus and prior to the termination of the offer made by this Prospectus are incorporated by reference in this Prospectus and made a part hereof from the date of our filing of these documents.

     Any statements contained in a document incorporated by reference shall be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequently filed document which is also incorporated by reference modifies or supersedes such statements. Any such statement so modified or superseded shall constitute part of this Prospectus.

     THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED OR DELIVERED WITH THIS PROSPECTUS. THESE DOCUMENTS (EXCEPT ANY EXHIBITS TO THEM) ARE AVAILABLE WITHOUT CHARGE FROM US UPON WRITTEN OR ORAL REQUEST BY ANY PERSON WHO RECEIVES THIS PROSPECTUS. REQUESTS TO OBTAIN SUCH DOCUMENTS SHOULD BE DIRECTED TO US AT 100 JERSEY AVENUE, BUILDING B, SUITE 310, NEW BRUNSWICK, NEW JERSEY 08901, (732) 247-3300.

                      ------------------------------------

     Some of the statements included in this Prospectus may be considered to be "forward looking statements" since such statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe" or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. Should such event not occur, then the result which we expected also may not occur or occur in a different manner, which may be more or less favorable to us. We do not undertake any obligation to publicly release the result of any revisions to these forward looking statements that may be made to reflect any future events or circumstances.

     Readers should carefully review the items included under the subsection Risk Factors, as they relate to forward looking statements, as actual results could differ materially from those projected in the forward looking statement.

                               PROSPECTUS SUMMARY

     This summary may not contain all the information important to your investment decision. You should read the entire prospectus, including the consolidated financial statements and related notes incorporated by reference from our Annual Report on form 10-KSB for the year ended December 31, 2000 before making an investment decision.

                                   THE COMPANY

     Xechem International, Inc. is a Delaware corporation and is a holding company which owns all of the capital stock of Xechem, Inc., a development stage pharmaceutical company currently engaged in the research, development and limited production of niche generic and proprietary drugs from natural sources. We are engaged primarily in applying our proprietary extraction, isolation and purification technology to the production and manufacture of paclitaxel (commonly referred to in scientific literature as "TAXOL(R)," a registered trademark of Bristol-Myers Squibb Company ("Bristol-Myers")). Paclitaxel is an anticancer compound used for the treatment of ovarian, breast, small cell lung cancers and AIDS related Kaposi sarcomas.

THE OFFERING

     All of the Shares which we are offering for sale by this Prospectus will be issued in connection with the conversion of the Debentures or the exercise of the Option. Since the Debentures provide for conversion of the outstanding principal and interest of the Debentures into Shares, we will not receive any cash proceeds from the conversion of the Debentures; however, we will receive $1,250 from the exercise of the Option.

                                    BUSINESS

General
-------

     We are a holding company which owns all of the capital stock of Xechem, Inc, a development stage biopharmaceutical company currently engaged in the research, development, and limited production of niche generic and proprietary drugs from natural sources. We are engaged primarily in applying our proprietary extraction, isolation and purification technology to the production and manufacture of paclitaxel (commonly referred to in the scientific literature as "TAXOL(R)," a registered trademark of Bristol-Myers). Paclitaxel is an anticancer compound used for the treatment of ovarian, breast, small cell lung cancers and AIDS related Kaposi sarcomas. We have successfully isolated greater than 97% pure paclitaxel and have received seven U.S. and six international patents on this technology and its second generation analogs from the U.S. Patent and Trademark Office and 34 international patents are pending. We have also prepared, through contract, dosage forms of paclitaxel and have performed limited stability testing for submission of an Abbreviated New Drug Application ("ANDA") to the Food and Drug Administration ("FDA"). We have submitted to the FDA a Drug Master File ("DMF") for the facility and the bulk paclitaxel product. We are working to submit an ANDA for generic paclitaxel. We have received approval from India for the sale of paclitaxel in individual doses.

     We have continued and will continue to apply our expertise to research and develop other niche compounds. We have focused certain of our research and development efforts on the development of drugs from sources derived from Chinese, Indian and other traditional medicinal plants in the anticancer, antifungal, antiviral (including anti-AIDS), anti-inflammatory, anti-aging and memory enhancing areas. Some of these efforts are performed in collaboration with the National Cancer Institute ("NCI") and the National Institutes of Mental Health ("NIMH"). We have discovered a number of medicinal plant extracts showing excellent in vitro biological activity against Helicobacter pylori (H. pylori), Vancomycin resistant bacteria and Methicillin resistant bacteria.

     We have a subsidiary, Xechem (India) Pvt., Ltd., in New Delhi, India.

     We have organized a subsidiary, XetaPharm, Inc. ("XetaPharm"), to develop and market over-the- counter natural product health supplements such as GinkgoOnce(R), GarlicOnce(R), GinsengOnce(R), Gugulon(TM), Melatonin, DHEA, CoEnzyme Q-10 and VIDA PRAS(TM). To date, XetaPharm has had only limited operations and sales. See "XetaPharm" below.

     We have signed a joint venture agreement with J & M Consultants, Ltd. a Hong Kong company, to establish Xechem Pharmaceutical China Ltd. with offices in Hong Kong and Beijing, Peoples Republic of China. See "Xechem China" below.

Product Discovery and Development Process
-----------------------------------------

     Our drug development process involves a multidisciplinary Exchange among folklore healers, ethnobotanists, natural product scientists, pharmacologists, physicians and research pharmacists. Since our targeted plant material has, in certain instances, already been used for many years in humans, we believe that there is greater likelihood that a compound isolated from such material will work on humans and, correspondingly, that there is a decreased likelihood of toxicity. In addition, because traditional medicinal preparations are typically administered either orally or topically, they are more likely to yield pharmaceuticals that are also active orally or topically. These methods of administering a drug are product attributes viewed by the medical community as convenient and desirable.

     Our product  discovery and development  process  involves six major phases:
(i) folklore screening; (ii) ethnobotanical research; (iii) biological screening; (iv) fingerprinting and standardization of the activities observed;
(v) isolation of active compounds; and (vi) product development.

     Folklore Screening. Our drug discovery process begins with fieldwork in collaboration with folklore healers who have been utilizing plant remedies used for generations by native people. Our scientists, as well as other scientists and non-scientists working with us, have participated directly in such fieldwork in India, working with local folklore healers to identify and obtain samples of plants used by such healers, and to understand the folklore applications and means of using such plants. In the People's Republic of China, this early fieldwork has largely been performed by researchers at the institutions with which we collaborate, and which have made their results of this fieldwork available to us. We have ongoing agreements with two scientific institutions in the People's Republic of China which have granted us exclusive rights outside of the People's Republic of China with respect to certain plant extracts and synthetic compounds isolated by such institutions from traditional Chinese herbal medicines. See "Raw Material Supply" below.

     Ethnobotanical Research. We investigate candidate plant materials with the ethnobotanists and physicians who have conducted field expeditions in the People's Republic of China and India. The ethnobotanist records the specific plants and plant parts used medicinally, the form of use (dried, brewed, fresh, etc.), duration and method of treatment, location and abundance of the plant. We prioritize our plants by determining their anticancer, antiviral, antifungal and memory enhancing activities. The field-derived information is also cross-checked through literature searches as to chemical constituents, previously discovered biological activity and other reported medicinal uses. In our multidisciplinary environment, the ethnobotanists continue to work with other scientists after the expedition phase in the later stages of drug discovery to assist in directing activity screens.

     Biological Screening. The plants selected after folklore screening and ethnobotanical research are then extracted. The extracts are screened for specific activities in vitro. The in vitro positive extracts are tested again to confirm the activities.

     Fingerprinting and Standardization. Those extracts which show confirmed in vitro activities are subjected to fingerprinting and standardization by high performance liquid chromatograph (HPLC) and thin layer chromatograph (TLC) for use as "phytopharmaceuticals."

     Isolation of Active Compounds. The active extracts are also subjected to bioassay guided fractionation to isolate pure compounds. The isolated compounds are then further tested for biological activities to develop pharmaceuticals in studies meeting Western standards. We are currently screening extracts and pure compounds in the antifungal, anticancer, antiviral, anti-inflammatory and memory enhancing areas. We conduct certain of our screening in collaboration with the NIH and industrial laboratories.

     Product Development. Once an extract or a pure compound has demonstrated promising activity, it is subjected to the same product regulatory requirements as potential drugs from other sources. These requirements include current Good Laboratory Practices ("cGLP"), Preclinical, Investigational New Drug ("IND"), Phase I, Phase II clinical trials (i.e. trials on patients), and New Drug Application ("NDA") filings with FDA. Appropriate clinical studies will be designed by our product development team in consultation with regulatory, toxicology and other experts, as necessary. See "Government Regulation" below.

RECENT DEVELOPMENTS

New Patents
-----------

     We have received seven new U.S. and two international patents during the past two years, seven of which are related to the field of the anticancer drug Paclitaxel and its second generation Paclitaxel analogs and two for diagnostic microbiological HEXOID(TM) plates. In addition, there are currently 30 international patents pending, with more possible during the coming year.

     We received an Australian Patent #724929 on January 25, 2001 for several dihalo analogs of paclitaxel, the well known antitumor drug sold under the name TAXOL(R) by Bristol-Myers Squibb.

     The U.S. Patent & Trademark Office issued U.S. Patent No. 6,177,456 on January 23, 2001 containing broad claims to a novel second-generation paclitaxel analog which we developed. Preliminary studies show antineoplastic efficacy of the new, novel analogs against a wide array of cancer tumor cells. The claims cover the new paclitaxel analog, its pharmaceutical formulations comprising the compound, a method for administering such compound for treating both animal and human tumors and a method for production of the compound. The new analog is produced by semisyntheses involving selective halogenation of paclitaxel"s close analog cephalomannine to produce haloisomers of cephalomannine.

Xechem China
------------

     On  April  4,  2000,  we  signed  a  joint  venture  agreement  with  J & M
Consultants, Ltd. ("J & M") to establish Xechem Pharmaceutical China Ltd. ("Xechem China") with offices in Hong Kong and Beijing, People's Republic of China. Xechem China is owned 45% by us and 55% by J & M Consultants, Ltd. The purpose of establishing Xechem China is to carry on the business of manufacturing, marketing and distributing pharmaceutical and nutraceutical products in China. During the second quarter of 2001 Xechem Pharmaceutical China Ltd. has temporarily ceased active operations, due to Xechem-China's president and CEO having to devote his full attention to his other holdings. We feel this is a temporary situation and will not hinder our present or future involvements in the Asian markets. We and our subsidiaries are still actively pursuing other relationships.

     As a result of these pursuits, Xechem (India) Pvt. Ltd. was granted on July 19, 2001 a license to import injectable paclitaxel from Beijing Union Pharmaceutical Factory China. We are pursing other such licensing agreements to market this generic version of paclitaxel.

Sale of Net Operating Loses (NOLs)
----------------------------------

     In the year 2000, we received Certificates of Approval for $299,782 from the New Jersey Economic Development Authority ("NJEDA") for the sale of Xechem, Inc.'s and XetaPharm, Inc.'s unused New Jersey net operating loss carryovers. This represents our allocation under a New Jersey tax benefit transfer program for emerging technology and biotechnology companies which is administered by the NJEDA. The tax credits are based on our net operating losses and each subsidiary filing in New Jersey. The credits are calculated at a tax rate of 9% and we are then allowed to sell the credits for a minimum of 75% of the tax benefits authorized. Our tax benefits were purchased by a Fortune 500 Company for $248,819. We have $409,606 of approved NJEDA tax benefits, which can be sold in 2001 along with over $450,000 of tax credits pending approval in 2001. All tax credits available for sale are subject to approval and allocation restrictions from the NJEDA.

PACLITAXEL AND OTHER ANTICANCER AGENTS

Paclitaxel
----------

     Paclitaxel was developed through a program sponsored by the National Cancer Institute ("NCI") in which over 35,000 plant species were tested for anticancer activity. One of the plant extracts (the bark of Taxus brevifolia, commonly known as Western Yew) led to the isolation and discovery of paclitaxel. Paclitaxel has a unique anticancer action which blocks the replication of cancer cells. Bristol-Myers' formulation of paclitaxel (marketed under the trade name "TAXOL(R)") was first approved in the United States, Canada, and other countries for use against refractory ovarian and breast cancers in patients who had failed to respond to initial chemotherapy. Subsequently, it has been approved for small cell lung cancer and AIDS related Kaposi sarcoma. Paclitaxel has also been shown to be effective against skin cancer and colon cancer.

     An established market exists for paclitaxel that we believe currently exceeds $1.5 billion per year. Additionally, as clinical experience grows, paclitaxel is expected to be approved for use in several other cancers.
Paclitaxel is also used in combination with other chemotherapy and as a sensitizer to radiation therapy. We believe that significant market expansion can be expected in the near future as a number of competitors produce or are developing processes to produce paclitaxel.

     We have developed our own process and isolated limited quantities (less than one kilogram) of greater than 97% pure paclitaxel that we intend to utilize in our efforts to obtain regulatory approval in the United States and foreign jurisdictions for the sale of the compound. Under the Waxman-Hatch Amendment to the Food, Drug and Cosmetic Act of 1984, a five-year period of marketing exclusivity is granted to any firm which develops and obtains FDA approval of a non-patentable new molecular entity to compensate the firm for development efforts on such non-patentable molecular entities. In connection with its development of paclitaxel, Bristol-Myers was granted such a period of marketing exclusivity, which was to expire on December 29, 1997, but has been extended for an additional four-year period. We intend to submit an ANDA in both India and the United States for paclitaxel before the end of year 2001. We estimate, but can provide no assurances, that FDA approval of an ANDA for paclitaxel will take six to twenty-four months. At such time as we have such data, we intend to apply for regulatory approval to market paclitaxel in certain foreign countries. In addition, although there can be no assurances, we are considering the possibility of selling paclitaxel as "bulk raw material," processed to 97% or greater purity, but not formulated and packaged into single dosage sizes. Such sales, however, are not expected to be significant. Management believes that obtaining regulatory approval to market and distribute paclitaxel in such foreign markets will require a significantly shorter period of time than would be required in the United States, but can offer no assurance thereof. See "Government Regulation."

     In cooperation with researchers at the University of Texas MD Anderson Cancer Center ("MD Anderson"), we have developed a new formulation of paclitaxel which does not contain Cremophor(TM) and ethanol. We believe it may ultimately have significant commercial potential. In the second quarter of 1997, we obtained a license (the "License Agreement") from MD Anderson and the Board of Regents of the University of Texas (the "UT Board") for the rights to such formulation. Under the license, we have the exclusive, worldwide rights to MD Anderson's and the UT Board's patent and other rights, except for certain rights of the US government and the rights of MD Anderson and the UT Board to use such rights for educational purposes. We may lose the rights to such technology in countries in which we do not commence activities within five years from the date of the license. Under the license agreement, we would pay MD Anderson certain milestone and similar payments, as well as a royalty of 4% of our sales of the new formulation use of paclitaxel. We would also pay to MD Anderson a percentage of amounts we receive from sublicenses, if any. We are presently engaged in litigation with MD Anderson in connection with this agreement.

     On March 2, 2000, we filed a complaint in the United States District Court for the District of New Jersey against the University of Texas, MD Anderson and the UT Board, as defendants. This complaint is for declaratory judgment against the defendants in connection with the License Agreement. MD Anderson sent a letter to our counsel seeking to terminate the License Agreement. This letter also contained a counterproposal to us, which we rejected, and we also rejected the claim that the License Agreement should be terminated. The defendants delivered a termination letter to us purporting to terminate the License
Agreement on the basis of the claim that we were "insolvent." This alleged insolvency was based upon 1998 financial records. We stated in our complaint that we are currently solvent and deny the claim that we were insolvent in 1998. We have made all required payments to MD Anderson pursuant to the License Agreement.

     In August 1998 we announced that we have signed a strategic agreement with Nordic Drugs AB for the marketing and distribution of paclitaxel in Denmark, Sweden, Finland, Norway and Iceland. Nordic Drugs AB is a well-known marketer of pharmaceuticals with a strong position in the oncology area. The headquarters of Nordic Drug AB is located in Malm, Sweden. The marketing and distribution agreement calls for Nordic Drugs to submit the necessary application for obtaining regulatory approval of our paclitaxel product, as well as its new patented paclitaxel analogs and its new patented stable non-toxic formulation for paclitaxel developed in conjunction with the M. D. Anderson Cancer Center. Nordic Drugs will have exclusive marketing and distribution rights in its territory for a term of ten years. As of the date of this Prospectus, no new developments have occurred.

MANUFACTURING

     We conduct pilot-scale manufacturing of our potential products (other than nutraceuticals) under current Good Manufacturing Practices ("cGMP"). Management believes that our in-house pilot plant facility has adequate capacity to manufacture a limited quantity of bulk drugs for sale. We have temporarily stopped our in-house manufacturing of bulk paclitaxel because of the extension of Bristol-Myers exclusivity. We have submitted a Drug Master File ("DMF") for our facility and for the manufacture of bulk paclitaxel with the FDA. Such certification is a necessary precondition to production of paclitaxel and other pharmaceutical products for sale in the United States market. See "Paclitaxel and Other Anticancer Agents" above.

     We are seeking other collaborative partners for certain of our proposed products if and when such products are ready for marketing for wide clinical use. To the extent that manufacturing is not performed by collaborative partners, we intend to lease commercial-scale manufacturing facilities or utilize third party facilities as the needs arise and financing therefor is available. There can be no assurance that such facilities will be available on commercially acceptable terms, that such facilities will be adequate for our long-term needs or that financing for such facilities will be available on terms satisfactory to us, if at all.

PATENTS AND PROPRIETARY TECHNOLOGY

     Our policy is to seek patent protection aggressively and enforce all of our intellectual property rights. Dr. Pandey was issued a patent in 1992 for purifying Dermostatin A and B, the rights to which have been assigned to us. A second patent, related to the method for separating and purifying antifungal polyene macrolide antibiotics, was granted to Dr. Pandey in 1993, which he also assigned to us. We have received two patents from the U.S. Patent and Trademark Office for the HEXOID(TM) plate. We have also received six U.S. patents on paclitaxel and our analogs from the U.S. Patent and Trademark Office from 1997 through January 2001 and six international patents from July 1999 through January 2001. Patent applications for numerous counterparts are pending in the areas of paclitaxel isolation and purification, paclitaxel analogs and plant tissue culture (which also will be assigned to us).

     No assurance can be given that any patent held by, issued to, or licensed by, us will provide protection that has commercial significance. Furthermore, no assurance can be given that our patents, if issued, will afford protection against competitors with similar compounds or technologies, that others will not obtain patents which make claims similar to those covered by our patent applications or that the patents of others will not have an adverse effect on our ability to conduct our business.

                              UNITED STATES PATENTS
                              ---------------------

       U.S. Patent                                                                 Date of
          Number                               Title of Patent                      Issue
          ------                               ---------------                      -----
1.      5,159,002       "Method for Purifying Dermostatin A and B"                  1992
2.      5,210,226       "Method for Separating Purifying Polyene Macrolide          1993
                        Antibiotics"
3.      5,654,448       "Isolation and Purification of Paclitaxel from Organic      1997
                        Matter containing Paclitaxel, Cephalomannine and
                        Other Related Taxanes"

                                        6

4.      5,840,748       "Dihalocephalomannine and Methods of Use Therefor"          1998
5.      5,854,278       "Preparation of Chlorinated Paclitaxel Analogues and        1998
                        Their Use Thereof as Antitumor Agents"
6.      5,807,888       "Preparation of Brominated Paclitaxel Analogues and         1998
                        Their Use as Effective Antitumor Agents"
7.      5,840,930       "Method for Production of 2",3"                             1998
                        Dihalocephalomannine"
8.      5,817,510       "Device and Method for Evaluating                           1998
                        Microorganisms"
9.     Des. 411,308     "Covered, Multi-Well Assay Plate"                           1999
10.     6,177,456       "Monohalocephalomannines having Anticancer and              2001
                        Antileukemic Activity and Method Preparation
                        Therefor"

                              INTERNATIONAL PATENTS
                              ---------------------

1. Pandey, R.C. and L. Yankov, "Isolation and Purification of Paclitaxel from Organic Matter Containing Paclitaxel, Cephalomannine and Other Related Taxanes," South African Letters Patent # 97/6834, July 28, 1999.

2. Pandey, R.C., L.K. Yankov, R. Nair and A. Poulev, "Paclitaxel Analogs, Preparation and Use as Antitumor Agents," South African Letter Patent # 97/6833, July 28, 1999.

3. Pandey, R.C., L.K. Yankov, "Isolation and Purification of Paclitaxel and Cephalomannine," New Zealand Letter Patent # 321499, August 13, 1999.

4. Pandey, R.C., L.K. Yankov, R. Nair and A. Poulev, "Paclitaxel Analogs, Preparation and Use as Antitumor Agents," New Zealand Letter Patent # 326527, June 8, 2000.

5. Pandey, R.C., L.K. Yankov, "Isolation and Purification of Paclitaxel from organic Matter Containing Paclitaxel, Cephalomannine and other Related Taxanes," Australian Letter Patent # 720719, September 21, 2000.

6. Pandey, R.C., L.K. Yankov, R. Nair and A. Poulev, "Paclitaxel Analogs, Preparation and Use as Antitumor Agents," Australian Letter Patent #724929, January 25, 2001.

     No assurance can be given that any current or future patents will provide us with competitive advantages for our products, or that they will not be successfully challenged or circumvented by our competitors. Although we believe that we have conducted an exhaustive patent search, there can be no assurance that patents do not exist or could not be filed which would have an adverse effect on our ability to market our products. If other companies were to successfully bring legal actions against us claiming patent or other intellectual property right infringements, in addition to any potential liability for damages, we could be required to obtain a license to continue to use the affected process or to manufacture or use the affected product or may be required to cease using such products or process. There can be no assurance that we would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, or at all. There could be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in such litigation, it could consume a substantial portion of our financial and human resources, regardless of the outcome of such litigation.

     Our licensing agreement with MD Anderson requires us to expend significant sums to maintain our exclusivity under such agreement, as well as to prosecute patent infringers at our cost and expense. There can be no assurance that we will have the funds sufficient to continue our rights under this agreement or to commercialize the licensed technology. MD Anderson issued a letter to us claiming a breach of contract. We oppose this claim and subsequently filed for a declaratory judgment against MD Anderson. We have not made any further payments to MD Anderson since we instituted this litigation.

     We also rely on trade secrets and proprietary know-how, which we seek to protect, in part, by confidentiality agreements with our employees, consultants and others. There can be no assurance that these agreements will not be breached that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or independently developed by competitors.

RESEARCH FOR PROPRIETARY DRUGS AND TECHNOLOGY DEVELOPMENT

Purification and Isolation of Bulk Paclitaxel
---------------------------------------------

     We have pioneered and developed a novel process for the efficient and environmentally sensitive isolation and purification of the rare pharmaceutical paclitaxel from renewable sources, such as twigs and needles and other biomass, which is non-destructive to yew tree population and other sources of paclitaxel. Our process enables the ready separation of paclitaxel from other rare and valuable taxane molecules in raw biomass. Byproducts of our separation process include several new analogs of paclitaxel which have shown in preliminary NCI screening enhanced efficacy over that of Taxol(R) and Taxotere(R) in an array of tumor cell lines. These analogs are discussed below. This process is covered by a U.S. Patent and foreign equivalent patents and pending applications.

Paclitaxel Analogs
------------------

     During the isolation and purification of paclitaxel, we have isolated and purified at least nine analogs of paclitaxel which have been tested in vitro in collaboration with the NCI. Preliminary animal studies have shown that these analogs may have significant advantage over TAXOL(R) or TAXOTERE(R) in the treatment of certain cancers. We have been awarded ten United States patents and six international patents with numerous international patents pending.

Niche Anticancer Drugs
----------------------

     In addition to paclitaxel, we are developing technologies for production and formulation of other niche generic anticancer drugs whose patents have either expired or will expire. In some instances, the bulk raw material for such products will require independent strain development from cultures and scale up, such as in the case of bleomycin. Our ability to develop such additional products will be dependent, at least in part, upon our ability to set aside sufficient funds to commence these sometimes-lengthy projects. Due to both the niche market size and the difficulty in isolating and replicating these compounds, we believe that there will be limited future competition in these markets.

     Approval of the FDA will be required before we may market any niche generic drugs through submission of an ANDA in the United States. Opportunities may exist to market such drugs abroad, subject to less stringent requirements in certain instances.

Anti-Infective Agents
---------------------

     We have discovered a number of medicinal plant extracts showing excellent in-vitro biological activity against Helicobacter pylori (H. pylori), Vancomycin resistant Enterococcus faecalis ((VREF), Methicillin resistant Staphylococcus aureus (MRSA) and other antibiotic resistant Staphylococcus auras, and anti-fungal resistant Candida albicans.

     Helicobactor pylori has been recognized recently as a primary cause of gastrointestinal ulcers in humans. Routing treatment for this condition typically includes triple drug therapy, using amoxicillin and clarithromycin, coupled with proton pump inhibitors. One major drawback of this therapeutic regimen is that many people are either allergic or develop hypersensitivity to amoxicillin, resulting in potentially less effective therapy. Another disadvantage is that amoxicillin and clarithromycin remove beneficial bacteria from the gastrointestinal tract that support vital systems such as immune system function and the capability to fight opportunistic infection. Plant extracts isolated by our scientists are natural products that are non- toxic for normal intestinal flora and they do not provoke hypersensitivity, thereby offering a promising potential to become the preferred mode of treatment in this important area of ulcer treatment.

     A variety of microorganisms are becoming resistant to our most powerful, last resort antibiotics such as vancomycin and methicillin. The alarming rate at which these newly resistant mutant strains are emerging poses a formidable clinical dilemma and a menacing public health threat that, if not addressed, could overwhelm currently available resources of our health care system, which as recent tragic events have plainly demonstrated, is unprepared to respond to an unpredictable tidal wave of acute, untreatable infectious illness. In an effort to address this public health challenge and simultaneously capture an inherent commercial opportunity, many major pharmaceutical companies are searching for products/compounds active against these resistant microorganisms. Our plant extracts have shown excellent in-vitro results and current in-vivo studies are progressing with very promising initial results. Moreover, our vancomycin resistant leads have demonstrated greater bacteriostatic/bactericidal efficacy in head-to-head comparison with vancomycin against non-resistant strains. Additionally, preliminary in-vivo animal studies have also shown that these plant extracts are non-toxic. These products are selective, specific and non-toxic.

     All of these natural source products and the technology associated with their production and use are protected by pending patent applications.

Products from Traditional Medicinal Plants and Marine Sources
-------------------------------------------------------------

     In addition to our efforts to develop generic equivalents to compounds, which no longer enjoy patent protection, we have developed an efficient drug discovery program for the discovery, development and commercialization of new classes of pharmaceuticals. Towards this goal, we are seeking to develop proprietary drugs from extracts of medicinal plants and marine sources, as well as diagnostic tests for determination of the presence of certain biochemical compounds and/or diseases.

     Though the pharmaceutical industry's emphasis has shifted from plant-based drug discovery to the increased screening through combinatorial chemistry, synthetic compounds and the modification of existing compounds for the generation of analogs and the utilization of biotechnology tools and techniques, we believe that our approach of screening folk lore medicinal plants and modification through semisyntheses have better chances of success in developing new drugs.

     Traditional plant medicines have been valued in various cultures throughout the ages for their therapeutic and healing properties. In recent decades, modern investigations have led to the systematic screening of thousands of plants and other natural products for a variety of biological activities. Several commercially successful pharmaceuticals based upon these medicines have exhibited activities useful in treating cancer, fungal and viral infections (including AIDS), and in retarding aging and senescence. Ethical pharmaceuticals currently in use having plant origins include: L-dopa, used for the treatment of Parkinson's disease; pilocarpine, used to treat glaucoma; quinine, used to fight malaria; and vinblastine and vincristine, used to treat certain cancers, both of which come from India and the People's Republic of China. In addition, drugs such as aspirin, ephedrine, digitalis, paclitaxel and camptothecin originated from plants found in temperate regions of the world. Valuable natural-product pharmaceuticals may be derived from a variety of medicinal plants, marine sources and fermentation processes.

     Our particular focus is the development of therapeutic agents based on traditional plant medicines, especially the folklore of India, the People's Republic of China and Indonesia. Over the past few decades, research in these countries has developed a number of drugs from such plants. However, only a few of these drugs have been introduced into Western medicine. We believe that we have an opportunity to use our expertise and knowledge of these agents, as well as sourcing of natural compounds, to develop pharmaceuticals that can be successfully introduced in the United States and other developed countries.

     Through a detailed investigation of traditional Chinese and Indonesian medicinal plants and herbs, Indian Ayurvedic medicines and Western pharmacological literature, we have selected over 2,000 natural products, extracts, semi-synthetic and synthetic compounds for further research and development in the areas of anticancer, antiviral (including AIDS) and anti-inflammatory, cholesterol-lowering, and anti-aging/anti-senescence agents.

     All of these extracts and pure compounds are undergoing early stages of laboratory screening for activity against cancer, AIDS, infections or other conditions. Those compounds, which demonstrate significant activity, will be further tested in animal studies. We will select those compounds which show greatest promise for further investigation and commencement of the process of submitting applications to the FDA, conducting human clinical trials and obtaining final FDA approval. Historically in the United States, seven to ten years are needed to advance a new pharmaceutical from the laboratory to marketing. See "Government Regulation" below.

NCI Grant: Products from Deep Sea Marine Organisms
--------------------------------------------------

     We have entered into an agreement with the Fisheries and Aquaculture Technology Extension Center ("FATEC"), Cook College - Rutgers University wherein FATEC transfers biological materials to us for screening and isolation of compounds that may have antiviral, antimicrobial, anti-HIV and immunomodulatory activities. We have developed and implemented antimicrobial screening assays for use with the organisms transferred by FATEC. Extracts of a number of organisms transferred by FATEC were biologically active against streptococcus infections.

     In August 1999 we were awarded a Small Business Innovative Research Phase I grant of $87,084 from the National Cancer Institute ("NCI") with Dr. Ramesh Pandey, the principle investigator, to study bioactive natural products from marine extremophiles. This research was done in conjunction with Rutgers University. The grant was later increased by $10,800 and was extended to August 2001.

     We are actively pursuing other government grants and will continue to do so in the near and distant future.

OTHER NICHE GENERIC DRUGS

     In addition to anticancer drugs, we are seeking to develop compounds for generic antifungal, anti- AIDS and cardiovascular drugs which enjoy significant market demand but are no longer subject to patent protection, to obtain ANDA approval of such drugs and to market such drugs independently or through joint ventures with other pharmaceutical firms. Management believes this will afford us the ability to develop one or more products in the marketplace on a faster basis than through the development of new drugs, with the concomitant regulatory hurdles.

HEXOID(TM) Plate
----------------

     We have developed, under a SBIR Phase I grant in 1992 from the National Aeronautics and Space Administration ("NASA"), a microbial diagnostic HEXOID(TM) plate assay useful for rapid screening of microbial infections and antibiotic activity. The test allows a researcher to conduct several different tests simultaneously and inexpensively. This test, used in evaluating microbial infections, could replace bulky, cumbersome and expensive laboratory testing equipment presently in use. We believe that applications exist in identification and characterization of microorganisms in clinical and veterinary specimens (e.g. urine, blood, and sputum), in water samples, in cosmetics and for pesticide detection and biocide evaluation.

     We have received two U.S. Patents from the U.S. Patent and Trademark Office relating to the HEXOID(TM) plate. See "Patents and Proprietary Technology" below. Further development will be required before the HEXOID(TM) plate can be marketed. There can be no assurance as to whether or when we will be able to market the HEXOID(TM) plate successfully.

TECHNICAL AND CONSULTING SERVICES

     In addition to our research, development and production activities, we, to a limited extent, provide technical and consulting services to pharmaceutical and chemical product companies, as well as to companies in the food, cosmetic and household product industries. Our microbiologists can perform tests such as potency assays for antibiotics and vitamins, microbial counts for pharmaceuticals, water, cosmetics and toiletries, and mutagenic studies of pharmaceuticals. Our chemists can provide tests such as infrared ("IR"), ultraviolet ("UV-VIS") and gas chromatography ("GC") analysis of pharmaceuticals, chemical analysis of vitamins and high performance liquid chromatography ("HPLC") analysis of pharmaceuticals and cosmetics. Many of these tests are standardized tests required to obtain approval of products by FDA or the U.S. Environmental Protection Agency ("EPA").

     We also consult with and assist clients in their development and improvement of pharmaceuticals. We assist clients in developing and validating methods and protocols for researching and producing pharmaceuticals and other products. Technical and consulting services are not our principal focus and are not expected to have a material impact on our operations.

     Although we stress quality control in our technical and consulting services, we may face professional liability as a result of our service work. We do not maintain, and do not currently intend to obtain, insurance against such liabilities.

XETAPHARM(TM)

     We established XetaPharm(TM) in 1996 to bridge the gap between pharmaceuticals and nutraceuticals. XetaPharm's principal business objective is to develop "quality controlled" nutraceutical products for the consumer market. Based on meetings between the National Center for Complimentary and Alternative Medicine ("NCCAM"), National Institutes of Health ("NIH") and the FDA, which were attended by our scientists, we determined that our technological strength and agreements with Chinese and Indian institutions could assure the introduction of quality controlled nutraceutical products. We have obtained "Gold Leaf(R)" as our Trademark for these products.

     XetaPharm has developed a limited number of over-the-counter natural products (not requiring FDA approval) for sale through direct consumer sales, health food outlets and distribution companies. We have selected several products to be manufactured by contract manufacturers under XetaPharm trademarks. The emphasis of the products has been the natural health benefits. Initial marketing efforts commenced in the second quarter of 1996. XetaPharm has introduced seven products, to date: GarlicOnce(R); GinkgoOnce(R); GinsengOnce(R); Gugulon(TM); Melatonin; DHEA; Co-Enzyme-Q10; and VIDA PRAS(TM). We have designed a time release component for the first three of these products, reducing the number of pills that must be taken. In 2000, we introduced Co Enzyme Q-10. There can be no assurances as to the level of success for this program. XetaPharm's marketing efforts and sales have been limited, due to our financial constraints. We are evaluating our long-term commitment, which includes continued investment in sales and marketing, limited investment to product development for other companies or divestiture of XetaPharm.

     XetaPharm's interactive E-commerce based web site (xetapharm.com) is available for purchases and information for all of XetaPharm's product line.

MANUFACTURING OF NUTRACEUTICALS

     XetaPharm products are currently produced to our specifications by a contract manufacturer until our marketing efforts through brokers, Internet and foreign sales show sufficient demand to warrant in-house manufacturing. We will analyze possible alternatives.

MARKETING

     Our initial potential pharmaceutical products are targeted at the anticancer, antiviral and antifungal markets. Although there can be no assurances, we anticipate selling paclitaxel, as well as possibly certain other compounds, primarily in Europe initially due to the possibly fast timetable in which to obtain regulatory approval for sale of such products. To date, no regulatory submissions have been made, except in India, which has been approved. Submissions for paclitaxel are anticipated to be made in select Pacific Rim, European and North and South American markets within the next fourteen to eighteen months. We are seeking corporate alliances with large pharmaceutical companies for some of our programs in order to take advantage of such companies' abilities to reach broad-based markets. There can be no assurance that we will be able to enter into such collaborative agreements. If we decides to conduct any direct marketing of our potential products, there can be no assurance that we will be successful in establishing a successful in-house marketing and sales force or that sufficient financing will be available to develop our marketing and sales capabilities.

     XetaPharm sells its nutraceutical product line through health food stores, pharmacies and the Internet. The marketing of these products is anticipated to occur through print, radio and television advertising and trade publications. XetaPharm has limited in-house marketing and sales force at this time and is seeking to establish alliances with more distributors, as well as marketing firms, to promote its product line. We may in the future co-market these products with established marketing organizations and/or provide some of these products on a private label basis. We have also established sales through the world-wide web and E-commerce through the web site www.xetapharm.com.

TRADEMARKS

     We have registered and maintain trademark rights to Xechem(R) and have applied for registration of HEXOID(TM). We had planned to market paclitaxel under the trademark PAXETOL(TM). Registration of PAXETOL(TM) in United States and Canada was opposed by SmithKline Beecham P.L.C. ("SKB") based on SKB's registered PAXIL(R) mark for use with a dissimilar product. In order to avoid this conflict, we will select a new name for the United States and Canada, but will retain the trademark PAXETOL(TM) for other countries. We may seek to register other existing or future trademarks. We are not aware of any competitive uses of trademarks similar to our existing trademarks, other than as claimed by SKB, which may interfere with our use of our trademarks.

     XetaPharm maintains trademark rights to GarlicOnce(R), GinsengOnce(R), GinkgoOnce(R) and Gold Leaf(R), for which federal registration has been granted. The trademarks for Gugulon(TM) and VIDA PRAS(TM) are pending at this time. XetaPharm may adopt other trademarks for use with its potential products.

RAW MATERIAL SUPPLY

     Initially, we obtained the raw material for paclitaxel from domestic sources. In September 1994, we entered into a three-year agreement with Guizhou Fanya Pharmaceutical Co. Ltd. ("Guizhou") for Guizhou to supply us with partially processed raw material for paclitaxel. Pursuant to that Agreement, we purchased 2.5 kilograms of at least 50% crude paclitaxel (i.e., paclitaxel already extracted from the bark) from Guizhou during 1995 and 2.5 kilograms in 1996. Our obligation was to purchase a minimum of four kilograms in the year 1996 and four kilograms in the year 1997. Due to our financial condition, and the extension of Bristol-Myers Squibb's exclusivity of the sale of TAXOL(R) in the US market, we were unable to make the minimum purchases. Guizhou has agreed to continue to work with us as a supplier of crude paclitaxel.

     Should the agreement with Guizhou be terminated or not extended, we may not be able to purchase sufficient quantities of paclitaxel pursuant to the Guizhou agreement to meet our current needs. If we determine to produce paclitaxel in larger quantities than presently planned, we have located additional suppliers in China and one supplier in India for the crude paclitaxel material or its precursor. We currently import the plant materials for our products under development primarily from the People's Republic of China and India. A continued source of plant supply from the People's Republic of China and India, as well as a supply of the raw material for paclitaxel, is subject to the risks inherent in international trade. Those risks include unexpected changes in regulatory requirements, Exchange rates, tariffs and barriers, difficulties in coordinating and managing other foreign operations, potentially adverse tax consequences and possible problems associated with DMF data. There can be no assurance of a continual source of supply of these materials. Interruptions in supply or material increases in the cost of supply could have a material adverse effect on our financial condition and results of operations.

     As paclitaxel is derived from the extraction and purification of raw materials (bark, needles etc.), the manufacture of paclitaxel is contingent upon the availability of the raw material. There are limited sources of paclitaxel raw material worldwide and certain of such sources are under contract with Bristol- Myers and other competitors. In addition, the gathering season for paclitaxel in certain regions (e.g., the Pacific Northwest) is limited to certain times of the year and harvesting must be arranged in advance. While we believe that we will be able to obtain our required quantities of paclitaxel in the foreseeable future at reasonable prices, there can be no assurances that our current source of supply or others will be able to supply the same.

     We have entered into agreements with two Chinese institutions for the supply of plant extracts and synthetic compounds. We have spent $150,000 for extracts and compounds under these agreements over the past five-years. Some of the compounds from these investigations are in the pre-clinical development. In addition, we will likely have to pay royalties to these institutions if the markets develop for any products based on these materials.

     Dr. Pandey and his brothers incorporated a corporation in India ("Xechem India") which seeks to obtain contracts for dependable supplies of plants and other raw materials from India. Based on our discussions with Indian sources for such materials, we believe that an Indian corporation will be able to obtain such contracts on significantly better terms than would a United States-based corporation. Xechem India may also conduct certain research, manufacturing and marketing activities in India. Dr. Pandey has transferred his interest in Xechem India to us in Exchange for our reimbursement to him of the organizational expenses (approximately $5,000). Currently we own substantially all of Xechem India. We have not invested significant additional amounts in Xechem India. It is anticipated that Xechem India will seek financing from Indian sources, including, in particular, individuals or organizations which will be active in Xechem India's business, which may dilute our interest in Xechem India. Dr. Pandey's family has invested additional funds in Xechem India. It is anticipated that Xechem India will make available to us the materials Xechem India obtains. We have adopted a policy that all transactions with affiliates shall be on terms no less favorable to us than could be obtained from an unaffiliated party and must be approved by a majority of our independent directors. Such policy specifically applies to any transaction between us and Xechem India if and so long as Dr. Pandey or any of the members of his immediate family own 10% or more of the capital stock of Xechem India. However, if we do not control Xechem India, there can be no assurance that Xechem India will make such materials available to us or that it will not make such materials available to our competitors. In addition, if we do not control Xechem India, there can be no assurance that Xechem India's research, development, manufacturing and other activities will be of benefit to, or would not be competitive to, us. Xechem India has signed an agreement with Fujisawa (USA) to market their vancomycin and other injectable drugs in India. Xechem India commenced marketing vancomycin in 1997 after registration of the drug with the Drug Controller of India. We recently registered generic paclitaxel in India. The results of operations of Xechem India have not been significant, to date.

     We are also exploring the possibility of plant tissue culture and semi-synthesis of paclitaxel from its precursor. We have spent minimum efforts in this area at this time. When it is economically advantageous and technically feasible to semi-synthesize paclitaxel rather than extract it from plant material, we expect we will utilize large-scale semi-synthesis to obtain a sufficient supply of paclitaxel to satisfy our requirements. There can be no assurance that we will be successful in semi-synthesizing any of such products. It should be noted that several companies have obtained patents for the production of paclitaxel through tissue cell culture growth, rather than the gathering of the bark or the needles from yew trees in the wild or under cultivation. To date, such processes have not been commercialized on a wide scale. However, if such commercialization is effected, we may be unable to acquire raw material at a competitive cost if we are unable to license or develop similar technology.

COMPETITION

Pharmaceuticals
---------------

     Competition in the pharmaceutical industry is extremely intense. The principal factors upon which such competition is based include marketing, distribution, price, therapeutic efficacy, side effect, profile, ease of use, safety, physician acceptance and patient compliance. Many treatments exist for cancer, viruses, and fungi, and additional therapeutics are under development, including other naturally sourced pharmaceuticals.

     Most competitors, one of which currently dominates the paclitaxel market (Bristol-Myers), have substantially greater capital resources, research and development capabilities, manufacturing and marketing resources and experience than we do. In addition, these companies have vastly greater resources for the production and distribution of pharmaceuticals following development and regulatory approval. These companies may represent significant long-term competition to us. Our competitors may succeed in developing products that are more effective or less costly than any that may be developed by us, or that gain regulatory approval prior to our products. Bristol-Myers is already marketing paclitaxel commercially in the United States, Canada and certain other countries for treating ovarian, breast, small cell lung cancers and AIDS related Kaposi Sarcoma. In addition, other companies have competitive products that are in more advanced stages of clinical testing than our paclitaxel or our second-generation paclitaxel. We also expect that the number of market entrants, and thus the number of our competitors and potential competitors, will increase as more paclitaxel products receive commercial marketing approvals from the FDA or analogous foreign regulatory agencies. Any of these entrants may be more successful than us in manufacturing, marketing and distributing our products. In addition, we understand that: (i) in October and December 1993, Napro Biotherapeutics, Inc. ("Napro") filed a confidential DMF containing certain of Napro's proprietary manufacturing processes with the FDA and the Australian Therapeutic Goods Administration (the "TGA"), Australia's equivalent of the FDA, relating to Napro's manufacture of paclitaxel, and that Napro has been selling certain quantities of paclitaxel in Australia; and (ii) Rhone Poulenc has developed a paclitaxel analogue trademarked as "TAXOTERE(TM)," which has similar but different properties to paclitaxel, which has been sold in Europe, and in 1996 received approval to sell TAXOTERE(TM) in the United States. To our knowledge, a number of other pharmaceutical firms are poised to introduce paclitaxel for sale in the United States once Bristol Myers Squibb's exclusivity for TAXOL(R) lapses.

     As reported in The Star-Ledger on March 3, 2000 a federal court supported most of the patent challenges filed by a generic drug maker that wants to sell generic TAXOL(TM). The ruling invalidated key provisions of the exclusivity held by Bristol-Myers and allowed the competitor IVAX to launch generic versions, with six months exclusivity from October 31, 2000. Because of this ruling, we are putting our efforts to bring our version of generic paclitaxel to the public.

     There can be no assurance that developments by other pharmaceutical companies will not render our products or technologies obsolete or noncompetitive or that we will be able to keep pace with technological developments of our competitors. We believe that some of our competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competitive products. Some of these products may have an entirely different approach or means of accomplishing the desired therapeutic effect than products we are developing. These competing products may be more effective and less costly than the products we are developing. We have established some collaboration to investigate our second-generation paclitaxel analogs, which are at a very preliminary stage.

Nutraceuticals
--------------

     The health supplements and nutritional product industries in which XetaPharm operates are extremely competitive, both internationally and in the United States. XetaPharm faces substantial competition to each of its products. Competitive factors include quality, price, style, name recognition and service. As a new entrant in these markets, XetaPharm has not established name recognition and its competitive position cannot be determined. XetaPharm will compete primarily with health-aid companies, specialty retailers, mass merchandisers, chain drug stores, health food stores and supermarkets. Many of such companies have trademarked products known worldwide. XetaPharm will also compete with companies which manufacture and distribute non-branded (generic) products. Many competitors have substantially greater financial, distribution, marketing and other resources than XetaPharm and have achieved significant name recognition and goodwill for their brand names. There can be no assurance that XetaPharm will be able to successfully compete with these companies when marketing its products.

GOVERNMENT REGULATION

     The research, development, manufacture and marketing of our potential products are subject to substantial regulation by the FDA in the United States and by comparable authorities in other countries. These national agencies and other federal, state, and local entities regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising, and promotion of our potential products. Historically in the United States, it takes seven to ten years to advance a new pharmaceutical from the laboratory to the time when it can be marketed.

     Prior to marketing any pharmaceutical product for other than research purposes, we must prepare and submit a Drug Master File ("DMF") to the FDA to obtain overall approval of the facility as a manufacturer of pharmaceuticals and a DMF for the process of manufacturing such products. Thereafter, before any of our potential new pharmaceutical products may be marketed in the United States the following is involved: (i) preclinical testing including stability studies and animal tests; (ii) submission of an Investigational New Drug ("IND") application which must become effective before clinical trials may begin; (iii) well-controlled human clinical trials to establish the safety and efficacy of the proposed drug in its intended application; and (iv) FDA approval of a New Drug Application ("NDA"). If the drug or compound utilized in the product has been previously approved for use in another dosage form, the approval process is similar, except that certain preclinical toxicity tests normally required for the IND may be avoided through the use of an ANDA.

     Clinical trials are typically conducted in three sequential phases that may overlap. Phase I involves the initial introduction of the drug into healthy human subjects where the product is tested for safety, dosage tolerance, absorption, metabolism distribution and excretion. Phase II involves studies in a limited patient population to: (i) determine the efficacy of the product for specific, targeted indications; (ii) determine dosage tolerance and optimal dosage; and (iii) identify possible adverse effects and safety risks. When Phase II evaluations demonstrate that the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dose ranging and clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites. The FDA or the sponsor may suspend clinical trials at any point in this process if either entity concludes that clinical subjects are being exposed to an unacceptable health risk, or for other reasons.

     The results of product development, preclinical studies, and clinical studies are submitted to the FDA as part of a NDA for approval of the marketing and commercial shipment of the product. The FDA may deny a NDA if applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Once issued, a product approval may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized and it has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

     Under the Waxman-Hatch Amendment to the Food, Drug and Cosmetic Act of 1984, a five-year period of marketing exclusivity is granted to any firm which develops and obtains FDA approval of a non-patentable new molecular entity to compensate the firm for development efforts on such non-patentable molecular entities. In connection with its development of paclitaxel, Bristol-Myers was granted a period of marketing exclusivity, which was to expire on December 29, 1997, but was extended for four years. Management believes some, but not all foreign countries have given Bristol Myers exclusive rights to market the compound. We intend to submit an ANDA for paclitaxel before the end of year 2001. We estimate, but can provide no assurances, that FDA approval of an ANDA for paclitaxel will take six to twenty-four months. At such time as we have such data, we intend to apply for regulatory approval to market paclitaxel in certain foreign countries. Management believes that obtaining regulatory approval to market and distribute paclitaxel in certain foreign markets will require a significantly shorter period of time than would be required in the United States, but can offer no assurance thereof.

     Each drug product manufacturing establishment that supplies drugs to the U.S. market must be registered with, and approved by, the FDA prior to commencing production and is subject to biennial inspections by the FDA for cGMP compliance after a NDA or an ANDA has been approved. In addition, drug product manufacturing establishments must meet applicable state and local standards.

     In nutraceuticals, the processing, formulation, packaging, labeling and advertising of XetaPharm's products will be subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission and the Consumer Product Safety Commission, among others. These activities will also be regulated by the Hatch-Harkin Dietary Supplement Health and Education Act of 1994 and by various agencies of the states and localities in which our products will be sold. We intend to, and believe that we will be able to, comply with these laws and regulations in all material respects.

ENVIRONMENTAL REGULATION

     In connection with our research, development and manufacturing activities, we are subject to federal, state, and local laws, rules, regulations, and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. Although we believe that we have complied with these laws and regulations in all material respects and we have not been required to take any action to correct any noncompliance, there can be no assurance that we will not be required to incur significant costs to comply with health and safety regulations in the future. Our research and development involves the controlled use of hazardous materials, chemicals and micro-organisms. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulation, the risk of accidental contamination or injury from these materials cannot be completely eliminated. This risk is less when handling anticancer compounds. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources.

EMPLOYEES

     As of September 30, 2001, we had 18 employees, two of which are part-time. Of these employees, nine are dedicated to research, development, manufacturing and regulatory compliance. Nine of our employees hold doctorate degrees. None of our employees are covered by a collective bargaining agreement. We believe all relations with our employees are satisfactory.

                                  RISK FACTORS

     An investment in our securities involves a high degree of risk. You should carefully consider the following information about the risks we face before investing in our securities.

     AN INVESTMENT IN OUR COMMON STOCK IS HIGHLY SPECULATIVE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY THOSE PERSONS WHO ARE ABLE TO AFFORD A LOSS OF THEIR ENTIRE INVESTMENT. IN EVALUATING OUR BUSINESS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS.

Volatility of Stock Price
-------------------------

     The securities of biotechnology companies have experienced extreme price and volume fluctuations, which have often been unrelated to the companies' operating performance. Announcements of technological innovations for new commercial products by us or our competitors, developments concerning proprietary rights or general conditions in the bio-technology and health industries may have a significant effect on our business and on the market price of our securities. Sales of Shares by existing security holders could also have an adverse effect on the market price of the Shares given the limited trading and low price of the Shares. During 2001 stock prices have changed dramatically with a high of $0.0625 in January 2001 and a low of $0.003 in November 2001. As of November 26, 2001 the closing price of our Common Stock on the OTC Bulletin Board was $0.0070.

No Developed or Approved Products; Early Stage of Development
-------------------------------------------------------------

     We are a development stage company. Our primary potential products, paclitaxel and its analogs are in the development stage. Although we have isolated paclitaxel in a substantially pure state and obtained several patents, there can be no assurance that such compound(s) will pass the necessary regulatory requirements for approval for sale in the United States or abroad. In addition, Bristol-Myers maintains a dominant market share in the paclitaxel business and may choose to take legal action to impair the entry of additional competitors in the market, such as by alleging infringement on certain patents. Also, although we anticipate that we will be able to submit an ANDA for paclitaxel in the year 2001, we do not yet have all of the data for such ANDA and there can be no assurance that we will be able to file the ANDA at that time. Although we have the capability to, and may, sell paclitaxel for research purposes, to date, we have not received any revenues from sales of paclitaxel for human consumption and have received only minimal revenues from other product sales or sales of paclitaxel for research and development. Our principal revenues have been contract research and testing and consulting services for other companies, which are not expected to continue, and which have historically been minimal. To achieve profitable operations, we, alone or with others, must successfully develop, obtain regulatory approval for, introduce, and market our potential pharmaceutical products. No assurance can be given that our product research and development efforts will be successfully completed, that required regulatory approvals will be obtained, or that any products, if developed and introduced, will be successfully marketed or achieve market acceptance.

History of Operating Losses; Future Profitability Uncertain
-----------------------------------------------------------

     We have experienced significant operating losses since our inception and have generated minimal revenues from our operations. As of December 31, 2000, our accumulated deficit was approximately $34,464,000 which included losses from operations of $1,868,000, $3,035,000, and $2,314,000, for the years ended
December 31, 2000, 1999, and 1998 respectively. As of June 30, 2001, our accumulated deficit was approximately $35,358,000. Approximately $12,963,000 of our accumulated deficit resulted from a non-cash accounting adjustment based upon the difference between the approximate market value of certain debt and equity which was exchanged for our Common Stock simultaneously with our initial public offering (the "IPO"), and the initial public offering price of the Common Stock in our IPO. To date, we have been dependent on capital infusions for financing. Our ability to achieve a profitable level of operations is dependent in large part on our completing product development, obtaining regulatory approvals for our potential products and making the transition to commercializing such products. No assurance can be given that our product research and development efforts will be completed, that required regulatory approvals will be obtained, that any products will be manufactured or marketed or that profitability will be achieved. We may require additional funds to achieve profitable operations.

Explanatory Going Concern Disclosure
------------------------------------

     As a  result  of  our  losses  to  date,  working  capital  deficiency  and accumulated deficit, the independent accountants' report on our financial statements for each of the years ended December 31, 1993 through 2000, contain an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. Our continuation is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitable operations. We anticipate that we will continue to incur significant losses until successful commercialization of one or more products generates sufficient net revenues to cover all costs of operation. As a development stage company, we have a limited relevant operating history upon which an evaluation of our prospects can be made. Our prospects must, therefore, be evaluated in light of the problems, expenses, delays and complications associated with a new business. As a result of the development-stage nature of our business, additional operating losses can be expected. There can be no assurance that we can be operated profitably in the future.

Limited Manufacturing Experience and Capacity
---------------------------------------------

     We believe that our current manufacturing facility is capable of producing approximately four to six kilograms per year of 97% or greater pure paclitaxel from crude bulk extract containing approximately 50% paclitaxel. Formulation and packaging of paclitaxel in single injection dosages will be performed by a contract packager. As of September 30, 2001, we have not negotiated a contract with any packager to perform such services. We maintain an efficient, ambient warehouse center to insure proper handling and shipping of the drugs. While we have been seeking additional and back-up manufacturers, there can be no assurance that we will be able to locate such manufacturers or that we will be able to enter into agreements with such manufacturers. Although we believe that we have the capability to significantly expand production of bulk paclitaxel, should demand exceed our manufacturing capacity, we may have to seek third party contract manufacturing. In such instance, there can be no assurance that we could locate satisfactory contract manufacturing services to perform such functions at all or on acceptable terms, or that we would have the funds or ability to develop such capability internally. In order to manufacture pharmaceutical products from our facility, we must obtain FDA approval that the facility is in compliance with cGMP. We have submitted the DMF of the facility to the FDA. If such approval is not obtained, the manufacture of our product will have to be performed by current manufacturers who meet necessary regulatory requirements.

Limited Marketing Experience and Capacity
-----------------------------------------

     Although we may market certain of our potential products through a direct sales force if and when regulatory approval is obtained, currently we have minimal sales and marketing employees. To the extent that we determine not to, or are unable to, enter into collaborative agreements or to arrange for third party distribution of our potential products, significant additional resources will be required to develop a marketing and sales force. Should we elect to license or sell products to distributors, a significant portion of the profits from such products may be realized by such licensees or distributors, rather than by us.

Dependence upon Dr. Pandey and Other Key Personnel
--------------------------------------------------

     Our ability to develop our business depends upon our attracting and retaining qualified management and scientific personnel, including consultants and members of our Scientific Advisory Board ("SAB"). As the number of qualified scientists is limited and competition for such personnel is intense, there can be no assurance that we are able to attract or retain such persons. In particular, we will be dependent upon the continued services of Dr. Ramesh C. Pandey, our Chairman of the Board, President and Chief Executive Officer. The loss of key personnel, such as Dr. Pandey, or the failure to recruit additional key personnel could significantly impede attainment of our objectives and have a material adverse affect on our financial condition and results of operations. Dr. Pandey originally entered into an employment agreement with us for at least a five-year term, which commenced in 1994 and has been extended to February 2005, providing for, among other things, an agreement not to compete with us during his employment and for a period of up to six months thereafter. We have obtained a $4,000,000 key man life insurance policy on Dr. Pandey.

     In order to retain Dr. Pandey's services, we have amended his employment agreement to call for the issuance, at no additional consideration, of 20% of the amount of all newly issued shares of Common Stock or, at his discretion, in lieu thereof, issuance of options to purchase additional shares of Common Stock for such 20% amount, which includes the issuance of an option to purchase up to 2,232 shares of Class C Series 6 Preferred Stock at par ($0.00001 per share) which carries voting rights for 10,000 votes per share. The Class C, Series 6 Preferred Stock votes together with the Common Stock on all matters as to which our shareholders are entitled to vote. Our issuance of these shares will have a dilutive effect to our other shareholders.

     We will be required to make certain payments to Dr. Pandey in the event of certain changes in control. We may have to record significant charges to the results of operations if this occurs. Further, a portion of such payments may constitute excess employment severance payments, which would not be deductible by us for income tax purposes. In addition, under recently adopted legislation, we may not be permitted to deduct that portion of an executive's compensation which exceeds $1,000,000 in any year, excluding certain performance based compensation. There can be no assurance that options or warrants issued or which may be issued to Dr. Pandey would qualify as performance based compensation, or that we will be able to deduct the entire amount earned by Dr. Pandey in any year.

     In addition, we rely on members of the SAB to assist us in formulating our product discovery strategy and therapeutic targets. The members of the SAB are not employed by us and each of these members have commitments to other entities that limit their availability to us. Some of the members of the SAB are consultants for companies that may be our competitors. There is no assurance that we will be able to retain key members of the SAB.

Management of Staff Growth
--------------------------

     As a result of a reduced amount of capital the number of persons which we employ has decreased. We have reduced our staff from a one time high of thirty-five to eighteen people. We expect to increase our staffing levels in the future. Our ability to execute our strategies will depend in part upon our ability to integrate such new employees into our operations and fund such additional cost. Our planned activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel in areas such as preclinical testing, clinical trial management, regulatory affairs, manufacturing, and marketing. The inability to acquire such services or to develop such expertise could have a material adverse impact on our operations.

Reliance on Collaborative Relationships
---------------------------------------

     We believe that we will need to enter into collaborative arrangements with other companies. There is no assurance that any collaborations will be completed, or if completed, that they will be successful. Should any collaborative partner fail in its contribution to the discovery, development, manufacture or distribution of a marketable product, our business may be adversely affected.

Uncertainty Regarding Drug Development
--------------------------------------

     Our principal strategy is to develop generic equivalents of niche off-patent drugs that enjoy limited competition. There can be no assurance that such strategy will prove successful or that any proposed products will be commercially viable. Even if we successfully develop and market such products, with time, other competitors will likely enter the markets for these products, which could adversely affect our business. There can be no assurance that we will be able to replicate products that come off-patent or that we will be able to obtain regulatory approval for the sale of such compounds.

Product and Professional Liability Exposure
-------------------------------------------

     We face an inherent business risk of exposure to product liability claims if the use of products that we manufacture results in adverse effects. We may also face professional liability as a result of our contract research and other services. While we will continue to attempt to take appropriate precautions, there can be no assurance that we will avoid significant exposure to such liabilities. Because we have not yet sold any products except for research purposes, and because of the expense of insurance, we do not carry product or professional liability insurance. While management intends to obtain product liability insurance at such time as our operations require it, subject to our ability to pay for such insurance, we do not currently intend to obtain professional liability insurance. There can be no assurance that any coverage which we may obtain will be adequate or that adequate insurance coverage will be available at acceptable cost, if at all, or that a product or professional liability claim would not materially adversely affect our business or financial condition. We may lack the resources to defend our self, our employees, officers or directors against any product liability or professional liability claims.

Anti-Takeover Provisions
------------------------

     The Board of Directors has the  authority to issue up to 49,996,350  shares of Preferred Stock in one or more series, and to fix the number of shares constituting any such series, the voting powers, designation, preferences and relative participating, optional, or other special rights and qualifications, limitations, or restrictions thereof, including the dividend rights, terms of redemption (including sinking fund provisions), conversion rights, and liquidation preferences of the shares constituting any series, without any further vote or action by stockholders. The Board of Directors may, therefore, in the future issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock. In addition, the issuance of Preferred Stock as well as certain statutory provisions of Delaware law could potentially be used to discourage attempts by others to obtain control of us through merger, tender offer, proxy contest, or otherwise by making such attempts more difficult to achieve or more costly.

Absence of Dividends; Dividend Policy
-------------------------------------

     We have not paid any dividends upon our Common Stock since its formation. We do not currently intend to pay any dividends upon the Common Stock in the foreseeable future and anticipate that earnings, if any, will be used to finance the development and expansion of our business. Our ability to pay dividends on our Common Stock will be limited by the preferences of any Preferred Stock, which may be outstanding from time to time and may be limited by future indebtedness. Any payment of future dividends and the amounts thereof will be dependent upon our earnings, financial requirements and other factors deemed relevant by our Board of Directors, including our contractual obligations.

Limited State  Registration  Means Shareholders in This Offering Will Experience
--------------------------------------------------------------------------------
Difficulties in Subsequent Sales of Such Shares to Persons in Other States.
---------------------------------------------------------------------------

     These securities are not registered for sale in any state other than in New York. Subsequent sale and transfer to residents of various states may be required to be made only pursuant to registration or an exemption from registration in the transferee's state. In addition, each present or future holder of Debentures who converts Debentures into Shares will be prohibited from selling such Shares to any resident of the State of New Jersey.

                                 USE OF PROCEEDS

     Since the Debentures provide for conversion of the outstanding principal and interest of the Debentures into Shares, we will not receive any cash proceeds from the conversion of the Debentures. We will receive $1,250 upon exercise of the Option.

                   SHARES TO BE ISSUED IN CONNECTION WITH THE
                          CONVERSION OF THE DEBENTURES

     We are offering up to $1,000,000 in principal amount of Debentures to investors in an offering exempt from registration pursuant to Section 4(2) under the Securities Act of 1933, as amended (the "Securities Act"), and Regulation D promulgated thereunder. As a result, none of the Debentures issued, to date are, and none of the Debentures which may be issued in the future will be freely tradeable. Of this $1,000,000 in principal amount of Debentures, we either have issued or will issue up to $692,500 in principal amount of Debentures to persons who are residents of states other than New Jersey. There is no market for the Debentures. The Debentures provide, among other things, for voluntary conversion of some or all of the outstanding principal and all accrued but unpaid interest thereon until the date of conversion but only after six months from the date of issuance of each Debenture until maturity of the Debentures ten years after issuance.

     The conversion price (the "Conversion Price") of this $692,500 in principal amount of Debentures is $0.0025 per Share. The Debentures possess anti-dilution provisions for stock dividends, splits, mergers, sale of substantially all of our assets and for other events. We will issue up to 598,021,600 Shares if all $692,500 in principal amount of Debentures are held to maturity (ten years after issuance), if we do not make any payments of principal or interest, and the entire amount of outstanding principal and interest is converted into Shares. Of this amount, approximately 277,242,810 Shares relate to conversion of principal and approximately 320,778,790 Shares relate to conversion of interest. If any Debentures are converted prior to maturity, then the amount of interest will be less and the total number of Shares which we will issue upon conversion will be correspondingly less.

     To convert the Debentures, the holder must notify us, in writing, at our offices of its intention to convert and the number of Shares to be purchased. If the holder does not convert all of the Debentures, the holder will receive a new Debenture equal to the difference between the original principal amount of the Debenture and the principal amount of Debentures converted.

                        SHARES TO BE ISSUED IN CONNECTION
                           WITH EXERCISE OF THE OPTION

     We issued an option (the "Option") to one person to purchase up to 250,000 Shares at an exercise price of $0.01 per Share in an offering exempt from registration pursuant to Section 4(2) under the Securities Act. The holder of this Option previously exercised a portion of the Option for 125,000 Shares. The Company issued a new Option for the remaining 125,000 Shares, which has not yet been exercised. There is no market for the Option. The Option can be exercised at any time after six months from date that the Option is issued until the sixth anniversary of issuance. The Option possesses anti-dilution provisions for stock dividends, splits, mergers, sale of substantially all of our assets and for other events.

     To exercise the Option, the holder must notify us, in writing, of her intention to exercise and the number of Shares to be purchased. If the holder does not exercise the entire Option, the holder will receive a new Option equal to the difference between the number of Shares originally subject to the Option and the number of Shares exercised.

                          SHAREHOLDERS AFTER CONVERSION

     After conversion, the following persons (the "Converting Shareholders") may own up to the amount of Shares indicated, upon conversion of the Debentures which they own, provided that they hold the Debentures until maturity in ten years and we do not make any payments of principal or interest prior to maturity. However, each of the Converting Shareholders has indicated to us that they intend to convert their Debentures as soon as they are permitted under the terms of their Debentures. The information in ths table is based upon each Converting Shareholder's present ownership of Debentures. It is possible, but we cannot guarantee, that one or more Converting Shareholders may increase the amount of Debentures owned. In such event, all information in this table will be appropriately adjusted.

                                                    HIGHEST NUMBER OF        LEAST NUMBER OF
                                                   SHARES THAT CAN BE      SHARES THAT CAN BE
  NAME OF DEBENTURE        PRINCIPAL AMOUNT OF         ISSUED UPON             ISSUED UPON
       HOLDER               DEBENTURES OWNED           CONVERSION              CONVERSION
Tehillah Harris and              $90,000               77,721,200              37,300,000
Martin Blech
The Harbor Trust                 $95,000               254,728,000             99,293,333
(f.k.a. The Edward
Blech Trust)(1)
Margie Chassman(2)               $95,000               82,038,800              38,633,333
Arnoldo Barros                   $10,000                8,635,600               4,173,333
New Millenium                    $20,000               17,271,200               8,346,667
Biotech Incorporated(3)

(1) The settlor of the Harbor Trust is David Blech, the trustee is Rabbi Mordechai Jofen and the beneficiary is Edward Blech, minor son of David Blech.
(2)  Wife of David Blech.
(3) The sole director, executive officer and shareholder of New Millenium Biotech Incorporated is Margie Chassman.

We have informed each of the Converting Shareholders that there are restrictions on their ability to resell their Shares, namely, that they are prohibited from selling any of the Shares to persons who are residents of the State of New Jersey. The Bureau of Securities of the State of New Jersey has required that this restriction be imposed on the Share held or to be held by any Converting Shareholders.

                            DESCRIPTION OF SECURITIES

GENERAL

     Our authorized capital stock presently consists of 1,950,000,000 shares of Common Stock (of which there are 345,887,279 shares outstanding), par value $.00001 per share, 2,500 shares of Class A Preferred Stock, par value $.00001 per share (all of which are outstanding), 1,150 shares of 8% Preferred Stock (none of which are outstanding), par value $.00001 per share, and 49,996,350 shares of Class C Preferred Stock, par value $.00001 per share (of which 10,000 shares of Class C, Series 6 Preferred Stock have been authorized and 2,232 shares are outstanding).

COMMON STOCK

     Holders of Common Stock are entitled to one vote on each matter submitted to a vote at a meeting of Shareholders. Common Stock does not have cumulative voting rights, which means that the holders of a majority of Shares voting for the election of directors can elect all of the members of our Board of Directors. Common Stock has no preemptive rights and no redemption or conversion privileges. Subject to any preferences of any outstanding Preferred Stock, the holders of the outstanding Common Stock are entitled to receive dividends out os assets legally available at such times and in such amounts as the Board of Directors may, from time to time, determine, and upon liquidation and dissolution are entitled to receive all assets available for distribution to shareholders. A majority vote of holders of shares of Common Stock represented at a meeting at which a quorum is present is sufficient for all actions that require the vote of holders of shares of Common Stock. All of the outstanding shares of Common Stock are full-paid and nonassessable.

PREFERRED STOCK

     There are currently outstanding 2,500 Class A Preferred Stock. The holders of Class A Preferred Stock are entitled to receive dividends of $0.00001 per share, and $0.00001 per share in liquidation, before any dividends or distributions on liquidation, respectively, may be paid to the holders of Common Stock. The holders of the Class A Preferred Stock are entitled to cast 1,000 votes per share on each matter presented to our shareholders, voting together as a single class with the holders of the Common Stock, except as may be required by the Delaware General Corporation Law, and except that the affirmative vote or consent of holders of a majority of the outstanding Class A Preferred Stock is required to approve any action to increase the number of authorized Class A Preferred Stock, to amend, alter, or repeal any of the preferences of the Class A Preferred Stock, or to authorize any reclassification of the Class A Preferred Stock. We may redeem the Class A Preferred Stock for $.00001 per share at any time after May 3, 2009.

     Our Board of Directors may, without further action by the shareholders, from time to time, issue shares of Class C Preferred Stock in series and may, at the time of issuance, determine the rights, preferences, and limitations of each series. Any dividend preference of any Class C Preferred Stock which may be issued would reduce the amount of funds available for the payment of dividends on Common Stock. Also, holders of Class C Preferred Stock would normally be entitled to receive a preference payment in the event of our liquidation, dissolution, or winding-up before any payment is made to the holders of Common Stock. Under certain circumstances, the issuance of such Class C Preferred Stock may render more difficult or tend to discourage a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of our securities, or the removal of incumbent management. Our Board of Directors, without shareholder approval, may issue Class C Preferred Stock with voting and conversion rights which could adversely affect the holders of Common Stock.

     We have authorized the issuance of 10,000 shares of Class C, Series 6 Preferred Stock, which rank junior to the Class A Preferred Stock but senior to the Common Stock. The holders of Class C, Series 6 Preferred Stock are not entitled to receive dividends. The holders of Class C, Series 6 Preferred Stock shall be entitled to receive $0.00001 per share on liquidation, before any distributions or liquidation to the holders of Common Stock. The holders of Class C, Series 6 Preferred Stock are entitled to cast 10,000 votes per share on each matter presented to our shareholders, voting as a single class with the holders of Common Stock, except as may be required under the Delaware General Corporation Law, and except that the affirmative vote or consent of holders of a majority of the Class C, Series 6 Preferred Stock is required to approve any action to amend, alter or repeal any of the preferences of the Class C, Series 6 Preferred Stock, or to authorize any reclassification of the Class C, Series 6 Preferred Stock.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock is Continental Stock Transfer and Trust Company, New York, New York.

                                  LEGAL MATTERS

     Certain legal matters in connection with the offering, including the validity of the shares of common stock offered hereby will be passed on for us by Shefsky & Froelich Ltd., Chicago, Illinois.

                                     EXPERTS

     Our consolidated financial statements for the years ended December 31, 2000 and 1999 have been audited by Grant Thornton, LLP, New York, New York, and Wiss & Company, LLP, Livingston, New Jersey, respectively, as set forth in their reports with respect thereto and are incorporated by reference herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

               WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

     We have filed with the Securities and Exchange Commission (the "Commission") a registration statement, of which this prospectus is a part, on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. We have omitted certain portions of this information as allowed by the rules and regulations of the Commission. Statements contained in this prospectus as to the content of any contract or other document are not necessarily complete. To gain a complete understanding of any such contract or other documents, you should read the copies which are filed as exhibits to the registration statement.

     For further information regarding us and the securities we are offering, you may read the registration statement, including all amendments, and the exhibits and schedules which may be obtained from the Commission in Room 1024 of the Commission's main offices at 450 Fifth Street, N.W., Washington, DC 20549, and at the Commission's regional office located at the Citicorp Center, 500 West Madison, Suite 1400, Chicago, IL 60661. You can inspect this material for free at the Commission's offices, and you can make copies of the material if you pay fees established by the Commission. The Commission's phone number is 1-800-SEC-0330 (1-800-732-0330).

     The Commission maintains a website that contains registration statements, reports, proxy material and other information regarding registrants that file electronically with the Commission. The address for the website is http:
//www.sec.gov.

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and furnish our stockholders annual reports containing financial statements audited by our independent accountants and make available quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION OR REPRESENT ANYTHING THAT IS NOT CONTAINED IN THIS PROSPECTUS. THE INFORMATION IN THIS PROSPECTUS MAY ONLY BE ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE UNITS, AND COMPONENTS THEREOF, OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO.

                                                                            PAGE

PROSPECTUS SUMMARY.............................................................3
BUSINESS.......................................................................3
RISK FACTORS..................................................................21
USE OF PROCEEDS...............................................................25
SHARES TO BE ISSUED IN CONNECTION WITH THE CONVERSION OF THE DEBENTURES.......26
SHARES TO BE ISSUED IN CONNECTION WITH EXERCISE OF THE OPTION.................26
SHAREHOLDERS AFTER CONVERSION.................................................27
DESCRIPTION OF SECURITIES.....................................................27
LEGAL MATTERS.................................................................29
EXPERTS.......................................................................29
WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US............................29


                    Up to 598,146,600 Shares of Common Stock

                           XECHEM INTERNATIONAL, INC.

                                  -------------

                                   PROSPECTUS
                                  -------------


                                NOVEMBER 27, 2001


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